Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmerisourceBergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmerisourceBergen, together with AmeriSource and Bergen Brunswig, filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by AmerisourceBergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

(BW)(PA-AMERISOURCE/BERGEN)(AAS)(BBC) AmeriSourceBergen Prices $500 Million Senior Notes Due 2008

   VALLEY FORGE, Pa. & ORANGE, Calif.--(BUSINESS WIRE)--
Aug. 9, 2001--AmeriSource Health Corporation (NYSE:AAS) and Bergen Brunswig Corporation (NYSE:BBC) today jointly announced that AmerisourceBergen Corporation has agreed to sell a new issue of $500 million Senior Notes due 2008.
   The proceeds will be held in escrow for up to 90 days, until the completion of the pending combination of AmeriSource and Bergen Brunswig. The notes will have an annual interest rate of 8.125 percent, payable semi-annually.
   The notes will be issued in a private placement and are expected to be resold by the initial purchasers to qualified institutional buyers under Rule 144A of the Securities Act of 1933.
   The proceeds from the sale of the notes will be used together with proceeds expected from a new credit facility to repay AmeriSource's and Bergen's existing senior secured credit facilities, to pay fees and expenses associated with the merger, to repurchase or repay certain of Bergen's other indebtedness, and for general corporate purposes.
   The notes to be offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
   This press release shall not constitute an offer to sell or a solicitation of an offer to buy such notes in any jurisdiction in which such an offer or sale would be unlawful and is issued pursuant to Rule 135-c under the Securities Act of 1933.

   The matters discussed in this press release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Certain forward-looking statements can be identified by the use of forward-looking terminology such as `believes', expects', `may', `will', `could', `should', `seeks', `approximately', `intends', `plans', `estimates', or `anticipates', or the negative thereof or another comparable terminology, and statements addressing the timing, benefits and other aspects of the proposed merger. The following factors, among others could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for government approvals for the transaction; failure of stockholders of AmeriSource and Bergen to approve the merger; the risk that the businesses of AmeriSource and Bergen will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the business of AmeriSource and Bergen generally. The inclusion of forward-looking statements in this press release by AmeriSource and Bergen should not be regarded as representations by the companies that the plans of AmeriSource and Bergen or AmerisourceBergen will be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. AmeriSource and Bergen assume no obligation to update the information contained in this press release.

   Additional Information

   In connection with their proposed merger, AmeriSource and Bergen Brunswig filed a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus because it contains important information.
   Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov.
   The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

   Participants in Solicitation

   AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger.
   Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

    --30--

    CONTACT: AmeriSource Health Corporation
             Michael N. Kilpatric, 610/727-7118
             mkilpatric@amerisource.com
                or
             Bergen Brunswig Corporation
             Donna Dolan, 714/385-4226
             donna.dolan@bergenbrunswig.com